UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

FX Energy, Inc.

(Name of Subject Company)

FX Energy, Inc.

(Name of Persons Filing Statement)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

302695101

(CUSIP Number of Class of Securities)

David N. Pierce
Chief Executive Officer
FX Energy, Inc.
3006 Highland Drive, Suite 206
Salt Lake City, Utah 84106
Telephone (801) 486-5555
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

with copy to:

Charles H. Still, Jr.
Gary W. Orloff
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002
Telephone (713) 223-2300

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by FX Energy, Inc., a Nevada corporation (the “Company”) with the Securities and Exchange Commission (“SEC”) on October 27, 2015 (as amended and supplemented from time to time and together with exhibits, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer (the “Offer”) by Kiwi Acquisition Corp., a Nevada corporation (“Merger Sub”) and a wholly-owned subsidiary of ORLEN Upstream Sp. z o.o., a Polish private limited company (“ORLEN Upstream”), to purchase any (subject to the Minimum Tender Condition) and all of the outstanding shares of the Company’s common stock, $0.001 par value (the “Shares”) at a price per Share of $1.15, net to the seller thereof in cash, without interest, and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related form of letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”).  The Offer is described in a Tender Offer Statement on Schedule TO, filed by Merger Sub and ORLEN Upstream with the SEC on October 27, 2015.  The Offer to Purchase and the Letter of Transmittal have been filed as exhibits (a)(1)(A) and (a)(1)(B) respectively to the Schedule 14D-9.

Except as otherwise provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4.           The Solicitation or Recommendation.

In the subsection entitled “Item 4.  The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis,” the Schedule 14D-9 described the valuation analysis performed by Evercore based on the discounted present value of future cash flows expected to be generated from oil and gas reserves.  This analysis is commonly referred to in the oil and gas exploration and production business as a “net asset valuation” analysis.  Accordingly, that subsection of the Schedule 14D-9 is amended and supplemented to change the caption and related references to clarify that the analysis performed by Evercore as described in that subsection was a net asset valuation analysis. The Schedule 14D-9 is hereby amended and supplemented by replacing and restating the subsection entitled “Item 4.  The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis” with the following:

“Net Asset Valuation Analysis

Evercore performed an indicative net asset valuation analysis of the Company to derive an implied per share value range for the Shares as of October 12, 2015, based on the implied present value of the future cash flows expected to be generated from the reserves attributable to the Company’s Polish assets and projected general and administrative expenses, as derived by Evercore by applying assumptions that Evercore believed reasonable based on its knowledge of the Company to the December 31, 2014 Reserve Report and projected financial information as provided by the Company’s management.

With respect to expected future cash flows under this analysis, Evercore calculated the implied per share value range for the Shares by utilizing a range of discount rates, selected by Evercore based on their experience in similar types of transactions, of 12.0% to 17.0% for proved reserves, 17.0% to 22.0% for probable reserves, 22.0% to 27.0% for possible reserves and estimated reserves attributable to the Miloslaw-4K well, and 17.0% to 22.0% for general and administrative expenses. Evercore utilized commodity pricing provided by Company management based on published government tariffs effective September 1, 2015, and a Polish zloty to United States dollar exchange rate of 3.77x. At the recommendation of Company management, Evercore attributed $500,000 of enterprise value to the Company’s United States assets.

The net asset valuation analysis indicated a value of $0.75 to $1.16 per Share.”

The Schedule 14D-9 is hereby amended and supplemented by replacing the words “discounted cash flow” with “net asset valuation” in each of (1) the first sentence in the last paragraph in the subsection entitled “Item 4.  The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Peer Group Trading Analysis” and (2) the second sentence of the last paragraph in the subsection entitled “Item 4.  The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Precedent M&A Transaction Analysis.”

Item 8.                     Additional Information.

The Schedule 14D-9 is hereby amended and supplemented by replacing and restating the first paragraph in the subsection entitled “Item 8. Additional Information—Certain Litigation” with the following:

“On October 19, 2015, a putative class action lawsuit (Richards v. FX Energy, Inc. et al., Case No. A-15-726409-C) on behalf of shareholders of the Company was filed in the Eighth Judicial District Court of Clark County, Nevada against the Company, each member of the Board, ORLEN Upstream and Merger Sub. On November 2, 2015, the plaintiffs in the lawsuit filed an amended complaint.  As amended by the amended complaint, the lawsuit alleges that the Board breached their fiduciary duties of loyalty and care by agreeing to sell the Company without first taking steps to maximize value for the Company’s shareholders. The lawsuit further alleges that the transaction is structured with deal protection devices that favor ORLEN Upstream and preclude other bidders from making successful competing offers. The lawsuit also alleges that the Board failed to adequately inform shareholders concerning material information related to the valuation of the Company by omitting material information from this Statement.  In that regard, the lawsuit alleges that this Statement omits material information regarding the opinion of the Company’s financial advisor, the related valuation analyses performed by the Company’s financial advisor and the background of the proposed transaction and also omits financial projections for the Company. The lawsuit contends that the Company, ORLEN Upstream and Merger Sub knowingly assisted the Board in breaching their fiduciary duties. The lawsuit seeks a declaration that the action is a proper class action and an order enjoining the consummation of the proposed transactions unless and until the Company implements a process to obtain the highest possible price for its shareholders. The lawsuit further seeks an award of the plaintiffs’ damages, costs and reasonable attorneys’ and experts’ fees. On November 9, 2015, the plaintiffs filed an application for a temporary restraining order and a motion for a preliminary injunction seeking to enjoin the consummation of the proposed transactions until the defendants engage in an adequate process that achieves a fair price and maximizes shareholder value and make full and accurate disclosure of all material facts, as well as a motion for expedited discovery.”

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The Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately prior to the last paragraph in the subsection entitled “Item 8.  Additional Information—Certain Litigation”:

“On October 28, 2015, a putative class action lawsuit (Yip v. FX Energy, Inc. et al., Case No. 150907745) on behalf of shareholders of the Company was filed in the Third Judicial District Court for Salt Lake County, Utah against the Company, each member of the Board, ORLEN Upstream and Merger Sub. The lawsuit alleges, among other things, that the Board breached its fiduciary duties to the Company’s shareholders through a flawed process that failed to maximize stockholder value and by agreeing to deal protection devices that preclude other bidders from making a competing offer for the Company.  The lawsuit contends that the Company, ORLEN Upstream and Merger Sub aided and abetted the Board in breaching their fiduciary duties.  The lawsuit seeks an order declaring that the lawsuit may be maintained as a class action and an injunction prohibiting the consummation of the proposed transactions unless and until the Company implements a fair sales process.  The lawsuit also seeks rescission, to the extent the proposed transactions have already been consummated, and an award of the plaintiffs’ damages and costs, including reasonable attorneys’ and experts’ fees.

Item 9.                     Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(F)	Memorandum, dated November 6, 2015, sent by the Company to employees and directors of the Company and its subsidiaries.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FX Energy, Inc.

By:	/s/ DAVID N. PIERCE
David N. Pierce
Chief Executive Officer

Dated: November 10, 2015

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